ANCORA®

Response to Luxor's Apparent "Short and Distort" Campaign Against IAA & Ritchie Bros.

Prepared by Ancora Alternatives

February 2023

Legal Disclaimer

The materials contained herein (the "Materials") represent the opinions of Ancora Holdings Group, LLC (together with its affiliates, "Ancora") and are based on publicly available information with respect to IAA, Inc. (the Company" or "IAA"), including with respect to its proposed merger with Ritchie Bros. Auctioneers Incorporated ("RBA"). Ancora recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Ancora's conclusions. Ancora reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Ancora disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Ancora herein are based on assumptions that Ancora believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of Ancora currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of Ancora from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Ancora discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Ancora expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Ancora. Although Ancora believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Ancora will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Ancora has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

PLEASE NOTE: This is NOT a proxy solicitation. Ancora is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card. Executed proxy cards should be returned according to the Company's instructions.

Vocal Deal Opponents Represent a Small Minority and Appear to be a Misaligned Wolf Pack

- In recent weeks, a "wolf pack" of RBA shareholders has opposed the deal by attempting to smear IAA with falsehoods and half-truths.
- We encourage shareholders on both sides to ignore the arguments from these activist imposters in favor of focusing on key facts and data points:
  - This wolf pack represents a vocal minority that holds just ~10% of RBA's shares.
  - The wolf pack seems to have a short-term profit focus rather than emphasizing long-term shareholder value.
  - We have learned there is broad-based support among larger holders in the RBA and IAA shareholder bases.
  - Luxor Capital recently disclosed it has an agreement with a known short seller that pays it a *"trade incentive fee"* in connection with investments related to the deal, suggesting serious misalignment with shareholders.
  - Luxor discloses its investment thesis in its recent deck, noting *"[w]e strongly believe that if the deal is voted down, RBA shares will rise and IAA shares will fall sharply given deteriorating performance."*
- **Ancora believes the number of shareholders supporting the combination with a long-term investment focus dwarfs the number of shareholders – such as the apparently misaligned wolf pack – opposing the deal.**


"It's true – we own a seemingly small block of RBA shares"

EMINENCE CAPITAL

LUXOR CAPITAL

Small Fund Run by Ken Moelis' Son

Source: Ancora, Company Filings, CapIQ

Luxor's Newly Disclosed "Trade Incentive Agreement" Raises Serious Questions

› Luxor recently had to disclose a *"trade incentive agreement"* with a well-known short seller.

› The hedge fund had to amend its proxy statement to disclose that it established an agreement with Fir Tree Capital back in December 2022 that pays it a *"trade incentive fee"* in connection with investments related to the combination.

› We question whether Luxor's campaign is just about breaking up the deal and forcing IAA's shares down, so that it profits from the decline. We encourage shareholders to examine the facts:

- ✕ As Luxor more than doubled its stake in Ritchie Bros. (despite openly stating its disdain for the deal), publicly available data shows that overall short interest in IAA rose in parallel.
- ✕ Luxor started to publish the type of attacks on IAA you would see in a *"short and distort"* report.
- ✕ Luxor's recent denial didn't address whether it had past "short" exposure or current "short" exposure through a third-party agreement.

› **Ancora believes Luxor should disclose its two-year trading data (pertaining to RBA and IAA) with Fir Tree, per its agreement.**

Luxor's Definitive Proxy Statement

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, For Use of the Commission Only (as permitted by 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional materials

☐ Soliciting Material Pursuant to §240.14a-12

Ritchie Bros. Auctioneers Incorporated

(Name of Registrant as Specified in Its Charter)

Luxor Capital Group, LP
LCG Holdings, LLC
Lugard Road Capital GP, LLC
Luxor Capital Partners Offshore Master Fund, LP
Luxor Capital Partners Long Offshore Master Fund, LP
Lugard Road Capital Master Fund, LP
Luxor Capital Partners, LP
Luxor Management, LLC
Christian Leone
Jonathan Green

(Name of Person(s) Filing Proxy Statement, if Other than the Registrant)

Payment of filing fee (Check the appropriate box):

☒ No fee required.

☐ Fee paid previously with preliminary materials.

REUTERS

Deals

2 minute read · February 8, 2023 6:06 PM EST ·

Ancora secures Ritchie Bros stake, criticizes investors opposing $6 bln IAA deal

By Svea Herbst-Bayliss



Deliveries/Pick-up
rb RITCHIE BROS.
Auctioneers
NEXT SALE
MARCH 2

This week, Luxor disclosed in a regulatory filing that hedge fund Fir Tree Capital Management LP, a prominent short seller, agreed to pay Luxor a "trade incentive fee" on investments in the auto companies.

> *"On December 9, 2022, Luxor entered into a Trade Advisory Agreement (the "Trade Advisory Agreement") with Fir Tree Capital Management LP and certain of its affiliates (together, "Fir Tree"). Pursuant to the Trade Advisory Agreement, Luxor may provide research with respect to certain investments made by Fir Tree, including RBA, and Luxor will be entitled to a trade incentive fee with respect to certain profits realized by Fir Tree with respect to such investments."*

Source: Ancora, Company Filings

Wolf Pack Looks Like It Is Operating as an Undisclosed Group

In press releases issued just one day apart, Luxor and a small, little-known fund shared highly specific, similar arguments.

Shareholder Letter / Presentation Allegations of Financial Analysis Manipulation

Small Fund Run by Ken Moelis' Son	LUXOR CAPITAL
*"At the time, this already seemed unreasonably pessimistic, but recent results make this **forecast seem intentionally sandbagged**."* *"Despite the momentum in the standalone business, RBA management appears to have stacked the deck against themselves, giving its **financial advisors an inexplicably pessimistic forecast**. Of course, a very negative forecast would make the issuance of so much new stock more palatable in a financial analysis."* *"Considering the **lowest end** of the **Evergreen Model** and the recently reported results, RBA should be growing EBITDA much faster off of a significantly higher base than the picture RBA management gave to its advisors to evaluate the Transaction."*	*"Almost a month after the IAA deal price was agreed to and two weeks before the deal was announced, at a time when RBA was materially out-performing expectations, RBA manipulated the fairness opinion outcome by introducing a new forecast well below its prior set of projections and required its **advisors to rely** on these **low-ball estimates for its valuation**."* *"RBA Management replaced its original, apparently intellectually honest base case with a set of depressed projections well below its **Evergreen Metrics** to depress its own fairness opinion valuation."* *"The RBA Board oversaw a deeply flawed process, including the use of **sham forecasts designed to suppress** RBA's valuation and support empire-building goals."*
Letter from Small Fund Run by Ken Moelis' Son [1] *February 16*	**Luxor Capital Releases Presentation to Fellow Ritchie Bros. Shareholders** [2] *February 17*

"**Luxor and Janus Henderson Investors already have articulated an airtight case** that the Transaction lacks strategic or financial merit and permanently destroys enormous value for RBA shareholders. **We fully endorse their arguments and agree with their conclusions.**"

– Letter from Small Fund Run by Ken Moelis' Son [3]
February 3

Source: 1) Deep Field Asset Management LLC Highlights Lack of Impartial Shareholder Support and Flaws with Fairness Opinion in Proposed Ritchie Bros. Merger with IAA, 2) Luxor Capital Releases Presentation to Fellow Ritchie Bros. Shareholders, 3) Deep Field Asset Management LLC Intends to Vote AGAINST Ritchie Bros. Merger with IAA

Wolf Pack is Perpetuating a Troubling Trend of Attacking Female CEOs Pursuing M&A

- RBA's proposed acquisition of IAA has incited an unusual level of shareholder activism with investors such as Luxor Capital, Eminence Capital and a small fund run by Ken Moelis' son publicly opposing the transaction.
- Although vocal deal opponents own just ~10% of Ritchie Bros., the public pushback – which is coming from several firms that have historically avoided activism – is shining a light on how challenging M&A can be for female CEOs.
    - A recent study from the University of Alabama found that female CEOs were **50% more likely** to be targeted by shareholder activists than their male counterparts.[1]
- Ritchie Bros. CEO, Ann Fandozzi, is joining the ranks of female leaders who have received harsh pushback over M&A in recent years:

In 2022, Aerojet Rocketdyne—led by Eileen Drake—was challenged by an activist over management's handling of a proposed sale.

In 2022, Ventas—led by Debra A. Cafaro—was targeted by an activist who criticized her M&A focus.

In 2019, Occidental Petroleum—led by Vicki Hollub—was challenged by an activist over its acquisition of Anadarko Petroleum.

Ancora Believes Shareholders Should Focus on Ms. Fandozzi's Outperformance – Not Wolf Pack Rhetoric



Total Shareholder Returns
During Ann Fandozzi's Tenure(2)
60%
40%
20%
0%
-20%
-40%
59.4%
47.6%
-34.1%
32.7%
34.0%
21.8%
42.8%
52.8%
Ritchie Bros. (CDN)
Copart, Inc.
KAR Auction Services, Inc.
S&P 500 (TR)
NASDAQ Composite (TR)
Russell 2000 (TR)
ISS Peers (median)
Proxy Peers (median)

Source: (1) Gupta, V. K., Han, S., Mortal, S. C., Silveri, S. (D.), & Turban, D. B. (2018). Do women CEOs face greater threat of shareholder activism compared to male CEOs? A role congruity perspective. Journal of Applied Psychology, 103(2), 228–236. https://doi.org/10.1037/apl0000269. (2) FactSet based on market close 2/17/2022

The Common Thread Throughout Luxor's Presentation Seems to Be its Intent to Mislead Shareholders


RBA VALUATION VS. MARKETPLACE PEERS
RBA trades at a 30-40% discount to peers despite better forward earnings growth prospects; RBA should not be selling equity to purchase an inferior business when its own stock is dramatically undervalued
Ancora's Verdict:
MISLEADING
THE VALUE OF RBA STOCK ON STANDALONE BASIS
Using the DCF from RBA's own advisors, analysis shows that RBA is dramatically undervalued at its current share price when using RBA's own financial targets
Ancora's Verdict:
MISLEADING
IAA HAS SEVERELY LACKED REINVESTMENT
While Copart invested billions into its business to gain an edge, IAA had its business bled dry by its prior parent KAR who used it as an ATM machine
Ancora's Verdict:
FALSE
Luxor's intellectually dishonest campaign, supported by its recent 137-page presentation, uses cherry-picked data and outright, blatant distortions to spin a story to attempt to kill this deal, in Ancora's view.
RBA Market Cap Value ($M)
Ancora's Verdict:
LAUGHABLE
Ancora's Verdict:
MISLEADING
LUXOR

Source: Luxor Capital RBA Shareholder Presentation

Correcting the Record: IAA is a Winning Business

IAA is a great business operating in a duopoly

- IAA has +40%[2] market share in the secularly growing, duopoly salvage vehicle industry. Luxor is making a concerted effort to manipulate the narrative around the company.
- IAA does not need to catch Copart ("CPRT") for the deal to create significant value. IAA has traded at an average and median forward EBITDA multiple since its spinoff from KAR of 16.1x[3] and 16.2x[3] (far from a low multiple business). Guggenheim and Goldman Sachs valued IAA's shares at between $44-$72 and $47-$75 a piece in their respective fairness opinions.

IAA has an attractive business model and is a growing business

- IAA operates as an asset light business that takes limited inventory risk. It is highly cash generative with 80%[1] free cash flow conversion and generates high returns on invested capital.
- IAA has grown revenue at an 11%[1] organic CAGR since its spinoff from KAR and is projected to grow at a 9%[1] CAGR over 2022–2026. IAA has also grown revenue and EBITDA at a 13.0%[1] and 16.6%[1] CAGR from 2004-2022.

IAA operates in duopoly market that is countercyclical and has high barriers to entry

- IAA has amassed 210 locations with ~10,000 acres of capacity highlighting the significant barriers to entry in this market.
- IAA has performed well in previous economic downturns evidenced by growing revenue and EBITDA at 37%[1] and 89%[1] during the great financial crisis and at rates of 46%[1] and 31%[1] respectively during COVID.

Salvage vehicle industry is secularly growing

- The salvage vehicle industry is poised to experience mid-high single digit volume growth in the coming years. This is being driven by a higher percentage of claims being deemed total loss, and the number of vehicles and average age in the car parc also increasing. More miles are also being driven on the vehicles, and there is a greater technological complexity and increased repair time and cost.
- From 2013–2022, the U.S. light weight car parc has grown +14.2%[1], U.S. vehicle miles driven has grown 9.3%[1], U.S. average vehicle age has grown 7.0%[1], and the percentage of claims being deemed total loss has grown 27.0%[1] highlighting the attractive growth characteristics of this industry.

Source: (1) Company Filings, (2) YipitData, (3) FactSet

Correcting the Record: IAA Market Share Gains, State Farm Relationship & Capital Reinvestment

Luxor's Claims Appear Intentionally Misleading


IAA AND STATE FARM
IAA was dead wrong about the extent of GEICO volume losses - why should RBA shareholders believe there is visibility with other carriers?
Ancora's Verdict:
FALSE
CONTINUED CUSTOMER LOSSES HAVE DRIVEN HIGHER CONCENTRATION
IAA's business risk continues to grow as its customer concentration balloons
Ancora's Verdict:
FABRICATION
IAA PERFORMANCE EXCLUDING GEICO
The narrative that all share loss is attributable to GEICO is verifiably false
Ancora's Verdict:
FALSE
SUMMARY: IAA IS A LONG-TERM LOSER
Ancora's Verdict:
FALSE
LUXOR

THE FACTS

- Contrary to Luxor's comment that the State Farm business is falling away, **State Farm units sold increased year-over-year for every quarter of 2022[1], and for LTM Jan 2023, State Farm units have increased 8.1%[1]**. The Yipit data source Luxor cites has already, on multiple occasions, stated there is no evidence of further State Farm share shifts. Additionally, the two State Farm states highlighted by Luxor (Nevada and New Mexico) represent less than 3% of State Farm volume, and less than 0.5% of total IAA U.S. volume.

- **Contrary to Luxor's claims, ex-GEICO, IAA U.S. market share has increased since FY18, growing from 41.5% to 42.6% as of FY22[1].**
- CPRT's total CAGR for U.S. unit volume (ex-GEICO) from FY18 to FY22 is only 0.73%[1]. During that same period, IAA's U.S. unit growth (ex-GEICO) was 7.59%[1] vs. 2.96%[1] at CPRT.
- **Progressive pricing is standard, which has been verified by Ancora industry sources.** Once again, Luxor appears to be fabricating the narrative to prop up their short-selling wolf pack cronies.

- Luxor is highly critical of the alleged "underinvestment" IAA has made relative to CPRT and seemingly attempts to illustrate this by comparing each company's capex spend from 2016-2022.
- Luxor notes CPRT has spent ~$2.5 billion relative to IAA's $629 million, or ~294% more in capex than IAA over that period. **We believe this shows a fundamental flaw in Luxor's diligence because CPRT purchases and owns the vast majority of its real estate, while IAA leases most of its real estate. This is important because procuring real estate through leasing is not reflected in a company's capex spend.**
- **Luxor understates the amount of "investment" IAA has made in its business by appearing to ignore that IAA has added over 1,100 useable acres to its footprint primarily through leasing which has resulted in it growing acreage by 24% in recent years. IAA also has 3,500 overflow acres at its disposal.**
- CPRT has repeatedly said that between 80-90% of its capex has been earmarked for real estate. Stripping out the ~$2.1 billion CPRT's spent on real estate between 2016 and 2022, IAA and CPRT have virtually identical capex spending. The difference is one is capital intensive while the other is capital light.

Source: Ancora, Company Filings, Luxor Capital RBA Shareholder Presentation, (1) YipitData

Correcting the Record: IAA Impact From Used Vehicle Pricing Declines

Luxor's Claims Appear Intentionally Misleading


IAA CLEARLY BENEFITED FROM RISING AVERAGE SELLING PRICES
The cyclical growth in used car prices has been a tailwind to IAA's ASPs, fee revenue, and margins over the past two years, but this trend is reversing to a headwind
Ancora's Verdict:
MISLEADING
IAA MARGINS DID NOT BENEFIT FROM COVID TAILWINDS LIKE COPART
Ancora's Verdict:
FALSE
INDUSTRY MARGINS HAVE BENEFITED FROM RISING SELLING PRICES
Ancora's Verdict:
MISLEADING
LUXOR

THE FACTS

- **<u>Used vehicle pricing declined ~15%[1,2] from peak to trough in 2022. However, used vehicle prices have risen ~2.5%[1,2] and ~4.1%[1,2] in January and February</u>**, indicating used vehicle prices are stickier.
  - Despite the declines in used vehicle pricing during 2022, **<u>IAA ASP growth was 11.0%[3] in 2022. CPRT ASP growth was flat year-over-year in 2022[4]</u>**.
- IAA and CPRT have laddered buyer fee schedules with multiple breakpoints that insulate both companies from meaningful declines in used vehicle pricing. Buyer fees make up two-thirds of the revenue per unit. Luxor doesn't mention either that both IAA and CPRT have fixed fee components to their fee schedules and have also both taken buyer fee price increases in Q4 of 2022 (IAA raised fees 5.6% on average in October, while CPRT raised fees 6.7% on average in November).
  - Declining used vehicle pricing doesn't have a dollar-for-dollar impact to ASP's, fee and margin compression. **<u>This was highlighted by Northcoast in a November 14, 2022 note[5] where the firm said a 20% decline in used vehicle pricing led to a 5.2% drop in IAA ASP</u>**. The other material offset to declining used vehicle prices is that the total loss ratio increases at the same time, meaning more volume for IAA and CPRT.
  - The current total loss ratio is 19.7%[3], and we estimate a +5.0% increase in vehicle volume for each 1% increase in the total loss ratio. This will enable IAA and CPRT to service more vehicles and attach high-margin ancillary services.
- IAA CEO John Kett said on a January 23, 2023 conference call that used vehicle prices do have a negative impact on ARPU because they are key driver of value. But in recent years, IAA has leaned more toward a fixed charge in its fee structure, meaning it is less sensitive to changes in value, he added.

Source: Luxor Capital RBA Shareholder Presentation, (1) Ancora, (2) Manheim Index, (3) Company Filings, (4) CPRT Filings, (5) Northcoast Research – John Healy AA RBA: HEADS YOU WIN, TAILS YOU WIN?

Correcting the Record: The Deal Boosts Earnings Power and Unlocks Synergies

Luxor's Claims Appear Intentionally Misleading



SUMMARY: COMBINATION WILL DESTROY VALUE
DIVERSIFICATION TYPICALLY DESTROYS VALUE
Ancora's Verdict:
MISLEADING
THE TRUTH ABOUT THE YARD SYNERGIES (I/II) - SATELLITE YARDS
THE MARKET HAS MADE ITS DISTASTE FOR THE DEAL KNOWN
RBA stock plummeted -18% on the day the deal was announced and continues to significantly underperform its peers and broader indexes; if the deal is voted down, RBA stock will soar
Ancora's Verdict:
MISLEADING
Significant underperformance since deal announcement

THE FACTS

- Cost synergies and growth opportunities of the combined company could add $21 to $61 a share in incremental value with the potential for a re-rating that could add another $5 to $15 a share.
- The deal is accretive to adj. EPS, revenue growth, EBITDA margin and free cash flow based on cost synergies alone of between $100 million and $120 million that are likely achievable within 12 months.
- Expected rapid debt repayment to a targeted leverage ratio of 2x within 24 months.
- The total estimated EBITDA opportunity is between $350 million and $900 million.
- IAA is a key driver for RBA's strategic vision, enhancing customer proximity and process automation in its marketplace model.
- IAA is a key player in the countercyclical salvage vehicle market with resilient financial performance, including a 13% revenue CAGR from 2004-2022 and growth in every year except 2020 due to COVID-19.
- IAA is building momentum after finishing 2022 strong and delivering full-year results ahead of its forecast. Adjusted EBITDA came in at $540.6 million for the year, ahead of consensus estimates and above 2021's record level when excluding the extra week. These results came despite a number industry and cost headwinds, Mr. Kett noted on a conference call this week.

- The combined yard footprint is expected to drive better customer experience, profitable growth across both organizations and presents further services cross-sell opportunities. IAA yards include 45% excess capacity.
- IAA's local yards allow RBA to scale more quickly and profitably.
- The revised deal resulted in a share price increase, with shares now trading above the undisturbed share price as of November 4, 2022.

Source: Company Filings, Luxor Capital RBA Shareholder Presentation

Correcting the Record: Luxor's Attack on the Starboard Investment Appears to Be Intentionally Misleading and Rife with Shoddy Math

Luxor's Claims Appear Intentionally Misleading



RBA BUYING STARBOARD'S ENDORSEMENT IS A BOX REPEAT
The Board has bought Starboard's vote with this Sweetheart deal. This is the same egregious governance failure that Starboard so loudly protested when it was a Box shareholder
Ancora's Verdict:
MISLEADING
STARBOARD'S SWEETHEART DEAL
The Board's actions are worse than greenmail - the Board is using a sweetheart security and a board seat to buy support and quell dissent from long-term common shareholders
Ancora's Verdict:
MISLEADING
THE BOARD ACTIVELY WORKED AGAINST RBA SHAREHOLDERS WITH THE STARBOARD PREFERRED FINANCING
The board actively worked against common holders, giving away shareholder capital, to purchase the endorsement of Starboard
Ancora's Verdict:
MISLEADING

THE FACTS

- Luxor's claims about Starboard Value's investment in RBA are intentionally misleading and self-serving, in our view. Starboard is precluded from voting its shares on an as converted basis at the special meeting for the merger. Luxor's "buy the vote" insinuation was debunked by Ken Squire in his February 4, 2023 article for CNBC:
  - *(Regarding the comparison to KKR and BOX) "This could not be more wrong. KKR's preferred stock, when issued, obligated them to vote their shares in support of incumbent management – a clear entrenchment device. Starboard's preferred stock specifically precludes them from voting on the merger so as to not alter the will of the shareholders.*[1]*"*
- **Starboard is not obligated to vote with management and has the right to abstain from voting its shares, which is meaningfully different.**

- Luxor continues to display an apparent misunderstanding of Starboard's perpetual preferred security by valuing the security as a 9-year bond. The reality is Starboard's perpetual preferred has no maturity and Starboard has no right to force conversion. Unlike a bond, Starboard can be stuck in it forever.
- Luxor claims to have surveyed "four of the largest, most well respected, and publicly listed Wall Street investment banks" to see how this instrument would be valued based on "Luxor's version of relevant financial terms" and various credit spreads.
  - **Despite having the full security terms, it appears Luxor did not provide the banks the actual issuer security which likely led to them using incorrect assumptions for their valuation analysis.**
  - **Ancora believes the credit spreads used for the valuations are too low.** If Luxor had asked the banks to value the security as a perpetual preferred instead of a 9-year bond, we believe the spreads would have been wider, more in the range of 600-800bps rather than the 300-600bps used by Luxor.

- Luxor continues to insist Starboard is entitled to a free option through having the choice to have its preferred security redeemed at 102% of par. This effectively translates to $10 million, but **Luxor seemingly fails to recognize the redemption feature is at the company's discretion not Starboard's**. There is no free option.
- Per RBA's January 22, 2023 Securities Purchase Agreement, the company has the right to redeem between 50% and 100% of the outstanding Series A Preferred Shares held by Starboard.

Source: Company Filings, Ancora, (1) CNBC, Starboard Value takes a stake in Ritchie Bros. How amicable activism may come into play

Recap: Five Reasons Why Ancora Supports the Deal

1	**Constructive Shareholder Engagement and Improved Deal Terms**	The revised transaction positions shareholders to benefit from a material improvement in cash consideration while retaining strong participation in the combined company's increased earnings power in addition to bringing investor-aligned perspectives and corporate enhancements to the boardroom.
2	**Management Team is Impressive and Talented**	Interactions with Ms. Fandozzi and the rest of the management team have given Ancora increased confidence that the merger will likely create meaningful long-term value for both IAA and RBA shareholders.
3	**Significant Revenue Upside**	Ancora agrees with RBA's estimates that revenue synergy opportunities can yield $250 to $780 million of EBITDA – and sees additional opportunities for RBA to gain market share and drive value.
4	**Multiple Expansion Opportunity**	The new company should trade at closer to a 16x EBITDA multiple based on IAA's valuation since its spin out, implying strong valuation benefits for all shareholders.
5	**Cost Synergy Guidance is Conservative**	We believe these targets are likely achievable within 12 months and estimate ~$80 million of additional synergies at IAA yard level based on cost, efficiency and productivity improvements.

Ancora's support for the deal is centered on our bullish long-term view of the combined IAA-RBA business

ANCORA

THANK YOU